UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33709
CUSIP NUMBER:  16946P 107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China CGame, Inc.
Full name of registrant:

N/A
Former name if applicable:

Research Building, No. 801 Wuzhong Road, Changzhou Science and Education Industrial Park, Wujin District
Address of principal executive office (Street and number):

Changzhou, Jiangsu, People’s Republic of China
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period.  The Registrant requires additional time to accurately prepare and present all necessary disclosures.

As previously reported by the Registrant, the Registrant acquired 60% of the issued and outstanding shares of New Crown Technology Limited, which is the holder of 100% of the equity interests of Shanghai ConnGame Network Ltd. (“ConnGame”), a company formed under the laws of the People’s Republic of China and a developer and publisher of MMORPG (Massively Multiplayer Online Role Playing Game) on August 18, 2010.  The Registrant subsequently changed its corporate name from China Architectural Engineering, Inc. to China CGame, Inc. to better reflect the Registrant’s new focus on providing MMORPG in China.  Due to the time and focus of effort on preparing the financial statements pertaining to the Registrant’s current business operations as China CGame, Inc. and due to additional time required to process the financial information contained in subledgers for site operations, the Registrant was not able to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q within the prescribed time period.

The Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhixin (Steven) Xing	(86)	519-86339908
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

Owing to the effects of the RMB appreciation on the operational costs and a continued decline in the global economy and construction industry, in addition to the Registrant’s cessation of its international projects, the Registrant’s turnover for the quarter ended March 31, 2011 was significantly less than the comparable period in 2010 while the losses were significantly increased, as reported in the Company’s Quarterly Report on Form 10-Q as filed with the SEC.

In addition, and as noted above in Part III, the Registrant acquired a 60% interest in ConnGame on August 18, 2010.  ConnGame is a start-up, development-stage company that has not yet generated or realized a material amount of revenues from its business operations.  In 2009, ConnGame began developing new software gaming engines and online gaming products to be sold in the PRC and ConnGame’s primary focus in 2011 is the alpha and subsequent beta testing of its two proprietary game engines and two MMORPG games.  As a result of the acquisition, the Registrant will experience additional expenses and costs of operations, but no additional material amount of revenue for the period.

As a result of the foregoing, contract revenues earned for the three months ended March 31, 2011 are expected to be significantly decreased as compared to contract revenues earned of $11.5 million for the comparable period in 2010.

Selling, general and administrative expenses are expected to have decreased as compared to selling, general and administrative expenses of $4.2 million for the comparable period in 2010. The selling, general and administrative expenses for the three months ended March 31, 2011 included the operational expenses of ConnGame after the acquisition in August 2010.

Net loss for the three months ended March 31, 2011 is expected to be significantly increased as compared to net loss of $3.5 million for the comparable period in 2010.

This Form 12b-25 contains forward-looking statements that involve substantial risks and uncertainties.  These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, favorable resolution of the dispute regarding the Dubai Railway Project for which the underlying receivable was approximately $42 million, which represents more than half of our contract receivables; the Registrant’s failure and inability to make required interest and principal payments under the Bonds and ability to obtain an extension from the Bondholders; completion of the processing of the quarterly report and review by auditors, difficulties related to integration and management of the combined operations of the Company and ConnGame; entrance into the highly competitive MMORPG online game industry and difficulties in developing, testing and launching games; identification and remediation of the Registrant's deficiencies and weaknesses in its internal controls over financial reporting; potential claims or litigation that may result from the occurrence of restatements; ability to identify and secure debt, equity, and/or other financing required to continue the operations of the Registrant; difficulties in moving into the online gaming market; reduction or reversal of the Registrant's recorded revenue or profits due to "percentage of completion" method of accounting and expenses; increasing provisions for bad debt related to the Registrant's accounts receivable; fluctuation and unpredictability of costs related to our products and services; adverse capital and credit market conditions; fluctuation and unpredictability of costs related to the Registrant's products and services; expenses and costs associated with its convertible bonds, regulatory approval requirements and competitive conditions; and various other matters, many of which are beyond our control. Actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated should one or more of these risks or uncertainties occur or if any of the risks or uncertainties described elsewhere in this report or in the “Risk Factors” section of our 2010 annual report occur.

China CGame, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:	/s/ Zhixin (Steven) Xing
Name: Zhixin (Steven) Xing
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).